EXHINIT 99.2

2008 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CELL KINETICS LTD.

October 7, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
2.	To elect each of the following to the Board of Directors of the Company until the Company's next Annual Meeting. (check one box)			1.	To elect Ms. Lauri A. Hanover and Mr. David Arie to the Board of Directors of the Company, to serve as External Directors of the Company, for a period of three years.	FOR ☐	AGAINST ☐	ABSTAIN ☐
		NOMINEES:
☐	FOR ALL NOMINEES	m m	Jacob S. Weiss Mitchell H. Freeman	3.	To approve the compensation to be paid to the Company's External Directors.	☐	☐	☐

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	m m	Daniel A. Luchansky Jaclynn Fischman Shweky	4.	To approve the compensation to be paid to the Company's directors who are not Company employees or consultants.	☐	☐	☐

☐	FOR ALL EXCEPT (See instructions below)	m	Shmuel Peretz	5.
To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law.
						☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●				6.
To increase the share capital of the Company such that following such increase the Company's share capital shall be NIS 500,000 divided into 50,000,000 Ordinary Shares, and to amend the Company's Articles of Association to reflect such increase of share capital.
						☐	☐	☐

				7.	To amend Article 74.1 to the Company's Articles of Association with respect to the period in which a posted notice or document be deemed served.	☐	☐	☐

				8.	To receive and consider the Company’s audited financial statements for the year ended December 31, 2007.

					In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, or any adjournment or postponement thereof.
					The Board of Directors recommends a vote FOR all director and External Director nominees and FOR proposal numbers three through seven. No vote is required or requested for proposal number eight.
					YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE PROMPTLY MARK, SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
			☐		Check here if you plan to attend the Annual and Extraordinary General Meeting. ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy.  When Shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

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CELL KINETICS LTD.

2 YODFAT STREET

LOD 71291 ISRAEL

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking previous proxies, hereby appoints Jacob S. Weiss and Asaf Ben Arye, and each of them, as Proxies, with the power to appoint their substitutes, and hereby authorizes them to represent and to vote, as designated below, all of the Ordinary Shares, nominal value New Israeli Shekels 0.01 per share, of Cell Kinetics Ltd. (the "Company") held of record by the undersigned on September 2, 2008, at the 2008 Annual and Extraordinary General Meeting of Shareholders to be held on October 7, 2008, or any adjournment or postponement thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. If no direction is made, this proxy will be voted FOR the proposals set forth herein.  As to any other matter, said proxies shall vote in accordance with their best judgment.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.  All proxy instruments and powers of attorney must be delivered to the Company no later than 24 hours prior to the Meeting.

(Continued and to be signed on the reverse side)

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